Exhibit 12.1

ONEBEACON INSURANCE GROUP, LTD.

Computation of Ratio of Earnings (Loss) to Fixed Charges

(in millions except ratios)

	Year Ended
	2005	2006	2007	2008	2009

Consolidated pre-tax income (loss) from continuing operations before equity in earnings of affiliate and discontinued operations	$264.0	$305.2	$402.2	$(600.6)	$456.9

Distributed income of equity investees	—	70.0	—	—	—

Interest expense on debt	44.1	45.5	45.2	44.9	39.7

Interest portion of rental expense	11.6	13.6	11.1	7.4	7.3

Earnings (loss)	$319.7	$434.3	$458.5	$(548.3)	$503.9

Interest expense on debt	44.1	45.5	45.2	44.9	39.7

Interest portion of rental expense	11.6	13.6	11.1	7.4	7.3

Fixed charges	$55.7	$59.1	$56.3	$52.3	$47.0

Ratio of earnings (loss) to fixed charges	5.7	7.3	8.1	(10.5)	10.7